EXHIBIT 12.1

SM Energy Company
Ratio of Earnings to Fixed Charges

	For the Nine Months Ended September 30,	For the Years Ended December 31,
	2016	2015	2014	2013	2012	2011
	(in thousands, except ratios)

Income (loss) before income taxes	$(871,303)	$(722,861)	$1,064,699	$278,611	$(83,517)	$339,001

Add: Fixed charges	118,649	155,510	117,147	102,758	77,841	58,030
Add: Amortization of capitalized interest	10,246	9,116	11,448	11,784	9,095	5,107
Less: Capitalized interest	(14,823)	(25,051)	(16,165)	(10,952)	(12,135)	(10,785)
Earnings before fixed charges	$(757,231)	$(583,286)	$1,177,129	$382,201	$(8,716)	$391,353

Fixed charges:
Interest expense (1)	$102,329	$128,149	$98,554	$89,711	$63,720	$45,849
Capitalized interest	14,823	25,051	16,165	10,952	12,135	10,785
Interest expense component of rent (2)	1,497	2,310	2,428	2,095	1,986	1,396
Total fixed charges	$118,649	$155,510	$117,147	$102,758	$77,841	$58,030

Ratio of earnings to fixed charges	—	—	10.0	3.7	—	6.7
Insufficient coverage	$875,880	$738,796	$—	$—	$86,557	$—

(1) Includes amortization of deferred financing costs and discount. For the nine months ended September 30, 2016, excludes the $10.0 million paid to terminate a second lien facility that was no longer necessary to fund acquisition activity.
(2) Represents a reasonable approximation of the rental factor.